UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2016

Commission File Number: 001-13464

Telecom Argentina S.A.
(Translation of Registrant's name into English)

Alicia Moreau de Justo, No. 50, 1107
Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F  ☐

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.	English translation of Telecom Argentina S.A.’s Supervisory Committee Meeting Minute No. 166, filed with the Comisión Nacional de Valores (the Argentine National Securities Commission –“CNV”).
2.	English translation of Telecom Argentina S.A.’s Audit Committee Meeting Minute No. 172, filed with the CNV.

TELECOM ARGENTINA S.A.

SUPERVISORY COMMITTEE

MEETING MINUTES No. 166

In Buenos Aires City, on September 2, 2016, at 1.00 p.m., the undersigned Members of the Supervisory Committee met at the corporate headquarters of TELECOM ARGENTINA S.A. (“Telecom Argentina” or the “Company”), Avda. Alicia Moreau de Justo 50.

The meeting was chaired by Pablo A. Buey Fernández, who, having determined a quorum, submitted for the consideration of those in attendance the following item on the agenda:

OPINION OF THE SUPERVISORY COMMITTEE ON THE PRICE OF THE TENDER OFFER FOR THE ACQUISITION OF THE COMPANY’S SHARES DUE TO THE CHANGE OF CONTROL ANNOUNCED BY Fintech Telecom LLC (THE "TENDER OFFER").

Mr. Pablo Buey Fernández stated that, as is publicly known, on February 24, 2016, the Company was notified of a Public Tender Offer for the Acquisition of Shares announced by Fintech Telecom LLC (the “Bidder”), for an offered price of ARS 46 per share (less cash dividends paid by the Company from the announcement of the Tender Offer to the date of payment of the offered price). In this regard, it was noted that the Company distributed dividends on two occasions after the announcement of the Tender Offer: (i) on May 13, 2016, for an amount of 0.72 (seventy-two cents) per share (equivalent to USD 0.050 (5 cents) per share at the exchange rate of ARS 14.00 per USD, current as of the date of payment), and (ii) on August 26, 2016, for an amount of ARS 1.34 per share (equivalent to USD 0.088 (eighty-eight thousandths) per share at the exchange rate of ARS 15.20 per USD).

In accordance with applicable standards, regarding the offered price of ARS 46 per share, the Bidder presented the opinions of two independent assessment firms (Columbus MB S.A. and Buenos Aires Advisors S.C.). For its part, the Company retained independent assessment firm Quantum Finanzas S.A., to prepare and issue a valuation report on the Company as well as an opinion from the financial perspective on the price offered by the Bidder.

Said assessments were considered by the Company’s Board of Directors at its meeting on March 28, 2016. The Board stated that the offered price, of ARS 46 per share, was reasonable and fair under the provisions of applicable regulations. Said opinion, as well as the reports of the valuation firms, are available to the public on the website of the National Securities Commission (CNV).

Supervisory Committee Member Gerardo Prieto stated that at the Board of Directors Meeting of March 28, 2016, at which the Board gave an opinion on the price offered in the Tender Offer, the five regular members of the Supervisory Committee were present at the time, including himself, and did not state any objection in connection with the offered price.

Mr. Buey Fernández went on to say that subsequently and on July 22, 2016, the Company was informed of the Bidder’s decision to improve the price offered per share, taking it to the amount of USD 3.925 (less cash dividends already paid by the Company from the announcement of the Tender Offer to the date of payment of the offered price). Said price of USD 3.925 per share equals (at the exchange rate of ARS 15.20 per USD 1.00 as of August 26, 2016) a price in pesos per share of ARS 59.66, which represents an increase of 29.69% in the price in pesos as of that date.

After a brief discussion, the members of the Supervisory Committee, recognizing that the offered price reported on July 22, 2016 is higher than the price originally offered at the date of announcement of the Tender Offer, stated that they had no objection to the price offered by the Bidder.

There being no further business to transact, the meeting was adjourned at 1.30 p.m., after reading, adopting and signing these minutes.

Pablo Buey Fernández Chairman

Diego E. Rangugni Regular Member		Gerardo Prieto Regular Member

Ernesto Juan Cassani Regular Member		Gabriel Andrés Carretero Regular Member

TELECOM ARGENTINA S.A.

AUDIT COMMITTEE

MEETING MINUTES No. 172

MEMBERS IN ATTENDANCE:	Esteban Macek, Alejandro Macfarlane and Martín Héctor D’Ambrosio

SECRETARY:	Héctor Daniel Cazzasa

EXTERNAL ADVISOR:	Carlos Fernández Funes

DATE OF MEETING:	September 1, 2016

PROCEEDINGS OF MEETING:

I. AGENDA OF THE MEETING

Mr. Macek presented the Agenda of the meeting, which had a single item to address, at the request of the National Securities Commission (CNV), as reported by the Legal Representative of Fintech Telecom LLC.

Mr. Macek went on to say that, as the members of Statutory Audit Committee knew, as a result of the acquisition of indirect control in the Company by Fintech Telecom LLC, the latter submitted a Public Tender Offer on all Class B shares issued by the Company. In the filings with the CNV to receive authorization for said Tender Offer, the CNV requested the submission of the opinion of the Company’s Audit Committee regarding the price offered as part of the Tender Offer.

II. TENDER OFFER – PRICE AND OPINION OF THE AUDIT COMMITTEE

Mr. Macek gave the floor to Mr. Cazzasa, the Secretary of the Committee, to introduce the background information about the mandatory Tender Offer submitted by Fintech Telecom LLC.

Mr. Cazzasa presented said background information in the following manner:

1. On February 24, 2016, the Company was notified of a Public Tender Offer for the Acquisition of Shares announced by Fintech Telecom LLC (the “Bidder”), for an offered price of ARS 46 per share (less cash dividends paid by the Company from the announcement of the Tender Offer to the date of payment of the offered price). In this regard, it was mentioned that the Company distributed dividends on two occasions after the announcement of the Tender Offer: (i) on May 13, 2016, for an amount of 0.72 (seventy-two cents) per share (equivalent to USD 0.050 (5 cents) per share at the exchange rate of ARS 14.00 per USD 1.00, current as of the date of payment), and (ii) on August 26, 2016, for an amount of ARS 1.34 per share (equivalent to USD 0.088 (eighty-eight thousandths) per share at the exchange rate of ARS 15.20 per USD 1.00).

2. In accordance with applicable law, two independent assessment firms retained by the Bidder (Columbus MB S.A. and Buenos Aires Advisors S.C.) and one retained by Telecom Argentina S.A. (Quantum Finanzas S.A.) opined on the analysis of the offered price and its fairness.

3. On March 28, 2016, the Company’s Board of Directors issued its opinion on the price offered by the Bidder as part of the Tender Offer, and stated it was reasonable. The terms of the Tender Offer, the reports of the valuation firms, and the opinion of the Board are disclosed to the public and available on the website of the National Securities Commission (CNV) and were therefore not included herein.

4. Subsequently, on July 22, 2016, the Company was informed of the Bidder’s decision to modify the price offered per share, taking it to the amount of USD 3.925 (less cash dividends already paid by the Company from the announcement of the Tender Offer to the date of payment of the offered price).

After a discussion, the Audit Committee determined that the price reported to the Company on July 22, 2016 is higher than the price originally offered by the Bidder at the date of submission of the Tender Offer. Therefore, based on the abovementioned information and considerations, the members of the Audit Committee stated that they had no objection regarding the price offered by the Bidder.

There being no further business to transact, the meeting was adjourned, and it was proposed that the date of the following meeting be duly communicated by the Secretary of the Statutory Audit Committee.

(Signatures and seals)

Martín D’Ambrosio – Alejandro Macfarlane – Esteban G. Macek.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: September 6, 2016	By:	/s/ Pedro G. Insussarry
	Name:	Pedro G. Insussarry
	Title:	Responsible for Market Relations